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Minority-owned
Delilah's

Cocktail Bar

2336 Chestnut Street
San Francisco, CA 94123
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Delilah's is seeking investment to open a casual but elevated Low Proof Cocktail & Wine Bar in San Francisco.
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Meet Delilah's

Born from the partnership of Chef Adam Rosenblum and Beverage Director Elmer Mejicanos, Delilah's is their newest passion. The ethos of farm to fork, and farm to glass has a proven track record of success at Causwells, and Delilah's is our chance to showcase not just the ingredients that our farm partners provide us to create our food and drinks, but how our guests can gather & enjoy our unique creations together!

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DELILAH'S LOW PROOF COCKTAIL BAR
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THE TEAM
Adam Rosenblum
Chef/Owner

A native of Maryland, Chef Adam Rosenblum began in the restaurant industry during his high school years as a dishwasher. Furthering his culinary knowledge, Adam attended the Culinary Institute of America in New York.

Adam moved to New Orleans to work alongside renowned Chef Donald Link of Herbsaint, where he cultivated a passion for whole animal butchery and working
with small farms. Displaced by Hurricane Katrina, Adam opened his first farm-to-table restaurant, Imagine, in Little Rock, Arkansas; taught budding culinary students at Winthrop Rockefeller Institute; and consulted with an array
of restaurants in New Jersey.

Accepting a position as Sous Chef of Flour + Water, Adam moved to San Francisco
in 2013, where he was immersed in the rustic Italian cuisine of the restaurant and the bounty of local produce. Adam opened Causwells in 2014 and is the Chef Consultant of Red Window, a spanish dinner & brunch spot in San Francisco's
North Beach neighborhood.

Elmer Mejicanos
Beverage Director/Owner

Elmer began in the Hospitality Industry as a bar back and brew master apprentice in 2003 at Beach Chalet. He found his passion in service and quickly moved behind the bar, where that passion, combined with his unique take on craft cocktail creation was able to flourish. He took the role as Beverage Director for Tony Gemignani's Tony's Pizza in 2009 until 2020, and helped that group open multiple locations throughout the West Coast, including Capo's, Pizza Rock and others.

Elmer was the driving force behind 25 Lusk's cocktail program, both within their roof deck & restaurant spaces, and with their popular Pop Up Series in their lounge area. As the Beverage Director for Red Window, Elmer brought the first craft driven low proof cocktail program to the Bay Area.

He assumed the same role, along with ownership, of Causwells in 2022, where his cocktail program has helped Causwells evolve into the Neighborhood spot that proves to be one of the Marina District's favorites. Elmer's cocktail programs have been featured in the New York Times, The San Francisco Chronicle, Esquire Magazine's Best Bars in America, Food and Wine Magazine, and he was the creative force behind CUESA's Summer Cocktail Series at the Ferry Building Farmer's Market.

Nathan Sheeran
Director of Operations

Nathan began in the Hospitality Industry at the age of 14 in Cleveland, Ohio, bussing tables, washing dishes, and cooking throughout High School. While obtaining his degree in Journalism, Nathan waited tables and bartended to make ends meet. After a short stint covering sports for the AP and ESPN, the pull of fine foods, wine, cocktails, and hospitality drove him back to the restaurant business full time in 2004.

After beginning his career in Management in Cleveland, a desire to test his skills in a larger, more vibrant restaurant market brought him to San Francisco in 2009. Nathan has been the General Manager at multiple highly regarded restaurants, Prospect and 25 Lusk, before he took the step into multi unit operations. Most notably as the Director of Operations of Fine Dining for the Omakase Group, where he helped Omakase Restaurant maintain its Michelin Star for two consecutive years in 2021 and 2022, and helped guide Niku Steakhouse to its first Michelin Star in 2021, while maintaining that Star throughout his tenure.

With extensive experience in openings, profit analysis, team building, and a commitment to The Guest Experience, Nathan brings his skills to Mensch and Mejicanos, with the goal of successfully opening multiple profitable restaurants with the group.

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OUR STORY & VISION

Low Proof cocktails and low ABV spirits are trending upwards year over year, and our previous success with these styles and offerings inspired us to create Delilah's.

We project 5% growth year over year in sales, focusing on Southeast Asian inspired cocktails & bites.
We project cafe sales (both in house and delivery) to grow 2-4% year over year, with the ability to enact in house and outside catering events.
Working off a very low labor model, Delilah's intends to keep Prime costs below 55%, even as incoming costs project to rise.
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TARGET MARKET

Young professionals, either without children or with young families. Adventurous, locally focused diners and drinkers.

Our original restaurant has operated on the same block for almost 10 years and our regular clientele is very loyal & excited to have a new option.

We've hired on of San Francisco's premier PR firms to blast our message throughout the Bay Area.
Social Media is key in this market, and our relationships with multiple influencers will serve us well.
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Incorporated

Location Secured

Launch Capital Raise

Construction Begins

Grand Opening

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PRESS
San Francisco’s Red Window Restaurant Celebrates Spanish Traditions With A Modern Twist

Red Window, one of San Francisco’s newest North Beach hot spots, is on a mission to create a welcoming neighborhood hub for locals and travelers alike.

Meet Elmer Mejicanos, the San Francisco Bartender You Don’t Know You Know

The Red Window and Causwells co-owner is getting attention for his drinks — but he’s been behind the stick for years

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction & FFE $37,300
Mainvest Compensation $2,700
Total $40,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,209,716	$1,270,202	$1,295,606	$1,321,518	$1,347,948
Cost of Goods Sold	$301,508	$316,583	$322,914	$329,372	$335,959
Gross Profit	$908,208	$953,619	$972,692	$992,146	$1,011,989
EXPENSES					
Utilities	$27,000	$27,675	$28,366	$29,075	$29,801
Salaries	$428,168	$449,576	$458,567	$467,738	$477,092
Repairs & Maintenance	$3,000	$3,075	$3,151	$3,229	$3,309
General & Admin	$207,741	$212,934	$218,257	$223,713	$229,305
Marketing	$10,800	$11,070	$11,346	$11,629	$11,919
Direct Operating Expenses	$22,800	$23,370	$23,954	$24,552	$25,165
Music & Entertainment	$1,200	$1,230	$1,260	$1,291	$1,323
Occupancy Costs	$112,300	$115,107	$117,984	$120,933	$123,956
Operating Profit	$95,199	$109,582	$109,807	$109,986	$110,119

This information is provided by Delilah's. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast.
Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
2023 Balance Sheet
2023 Income Statement
Investment Round Status
Target Raise $40,000
Maximum Raise $70,000
Amount Invested $0
Investors 0
Investment Round Ends May 31st, 2024

Summary of Terms

Legal Business Name Yes Maam LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 0.628571428571429%-1.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

No operating history

Delilah's was established in [April, 2024]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the majority of the Delilah's's fundraising. However, Delilah's may require additional funds from alternate sources at a later date.

Other challenges

Delilah's has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Marketing & PR push

Delilah's has contracted on of San Francisco's premier PR firms to bring attention to it's opening and continued operation.

Staffing

Delilah's is currently conducting searches for leaders to augment ownerships' vast operating experience

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Delilah's to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Delilah's operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Delilah's competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Delilah's's core business or the inability to compete successfully against the with other competitors could negatively affect Delilah's's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Delilah's's management or vote on and/or influence any managerial decisions regarding

Delilah's. Furthermore, if the founders or other key personnel of Delilah's were to leave Delilah's or become unable to work, Delilah's (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Delilah's and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Delilah's is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Delilah's might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Delilah's is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Delilah's

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Delilah's's financial performance or ability to continue to operate. In the event Delilah's ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Delilah's nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Delilah's will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Delilah's is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Delilah's will carry some insurance, Delilah's may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Delilah's could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Delilah's's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Delilah's's management will coincide: you both want Delilah's to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Delilah's to act conservative to make sure they are best equipped to repay the Note obligations, while Delilah's might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Delilah's needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Delilah's or management), which is responsible for monitoring Delilah's's compliance with the law. Delilah's will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Delilah's is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Delilah's fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Delilah's, and the revenue of Delilah's can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Delilah's to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Delilah's. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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